March 20, 2018

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:John Stickel, Staff Attorney

Anne Nguyen Parker, Assistant Director

Re:Amendment No. 1 to Registration Statement on Form S-1

Filed February 16, 2018

File No. 333-223078

Dear Mr. Stickel and Ms. Parker:

Below please find our responses to the Staff’s comment letter dated March 15, 2018 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.

Prospectus Cover Page, page 3

1.We note that you have provided the per share net proceeds.  Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling security holders will receive in this offering assuming all of the shares are sold at the offering price.

We have revised the table on the prospectus cover page to include the aggregate proceeds assuming all shares offered by the Selling Stockholders are sold.  See page 3.

Prospectus Summary, page 5

2.We note your statement that you believe Top Kontrol is “the most advanced anti-theft and personal safety automobile device of its kind currently available.”  Please expand here and in all applicable places in the document to disclose the nature of the Top Kontrol device, such as how it is installed and how it works.  Please also better explain the basis for your belief that it is the “most advanced” of its kind currently available.  In this regard, we note that on page 25 you compare Top Kontrol to Viper and LoJack.  As each of Viper and LoJack offer multiple features, please clarify to which of their products you are referring in making the comparison to Top Kontrol.

We have revised the disclosure to eliminate the phrase “most advanced” and expanded the description to better detail how Top Kontrol works to actively prevent a car theft or carjacking situation.  Further, we added the qualifier that Top Kontrol must be installed and serviced by a licensed dealer/installer.  See pages 5, 23, 25, and F-7.

In addition, we clarified the comparison table with the specific competitor models and expanded the discussion about Top Kontrol’s operations and capabilities.  See page 26.

3.Please tell us if you have any relationship with the Top Kontrol device found at the following website: http://www.tkdevice.com/.

Yes, this is the same device.  It is a website that was made by a friend of mine for free to generate initial interest in the product.  We will be shutting down this website shortly because we are in the process of creating a new, more professional looking website which will be launched this summer to reflect the product’s brand image being developed by the marketing firm that created our new corporate logo and identity.  Further, we have secured the domain name www.topkontrol.com, which will become the primary website for our Top Kontrol product.  In the future, www.tkdevice.com will only point towards www.topkontrol.com.

4.We note your statements in this filing that you manufacture your products in the United States using third-party contract manufacturers.  Please clarify here and in all other applicable places in the document if you have produced any Top Kontrol devices to date and if so, how and where you are selling them.

We have revised the prospectus to include disclosures about our production of only prototype units as of today with commercial production planned for the second half of this fiscal year.  See “Risk Factors” page 12 and “Made in USA” on page 27.

5.Please expand here and in all applicable places in the document to better explain the “additional personal and automobile security and safety products currently under development.”  Disclose the nature of these other products and the stage of development they are in.  In this regard, we note your statement on page 26 that you have not incurred any research or development expenditures since your inception on March 2, 2017.

We do not want to publicly disclose new technologies being formulated and developed any further at the moment for concern of other, better financed companies stealing our ideas and bringing them to market before us.  As such, we have removed all mention of future products.  We will disclose future products when we are closer to being able to launch them commercially.

SecureTech Innovations, Inc. has not paid for any research and development expenses.  Mr. Lee, SecureTech’s founder and visionary, conducts his own R&D at his own expense.  Should SecureTech begin picking up any such expenses they will be properly reported in the R&D section.

All of our officers and directors have other significant outside business interests, page 11

6.Please briefly identify and discuss the outside business activities of your executive officers, and the potential conflicts that exist as a result of these other commitments, if material.

We have expanded the risk factor to include more detail about outside business activities and added more detail about the risks involved with these outside business activities.  See page 12.

OTCQB Considerations, page 19

7.Please tell us the basis for your belief that “after this registration statement is declared effective, market makers will enter ‘piggyback’ quotes and [y]our securities will thereafter trade on the OTCQB.”

We have revised the disclosure to eliminate that sentence and added additional disclosure that we have not had any discussions with any market makers nor could we provide a guarantee any market maker would sponsor us for listing on the OTCQB.  See pages 20 and 36.

Management’s Discussion and Analysis or Plan of Operation, page 21

8.Please revise to include a plan of operations for the next twelve months and to the point of generating revenues.  In the discussion of each of your planned activities, include the material events or steps required to pursue each of your planned activities.

We have revised the prospectus to include a 12-month overview of planned milestones and their underlying projected capital expenditures.  See “Proposed 12-Month Milestones” on page 28.

Security Ownership of Certain Beneficial Owners and Managements, page 32

9.The disclosure in this section reflects ownership as of December 31, 2017.  Please update the information to reflect the most recent practicable date.  Please also provide the address of each beneficial owner.  Refer to Item 403 of Regulation S-K.

The table has been updated to reflect a more recent date and mailing addresses for each of the shareholders has been included in the forward and footnotes.  See page 35.

Certain Relationships and Related Transactions and Corporate Governance, page 34

10.We note from your disclosure on page 26 that you entered into a licensing agreement with a related party named Shongkawh, LLC, which according to your disclosure page 28 is a research and development firm that Mr. Lee serves as President and Chief Executive Officer and Mr. Vang serves as director.  Please tell us what consideration you have given to providing related party disclosure regarding this agreement and the anticipated royalty payments pursuant to Item 404 of Regulation S-K.

We have expanded the disclosure to include information about the related party patent licensing agreement.  See “Related Party Transactions” on page 37.

Report of Independent Registered Public Accounting Firm, page F-2

11.Please be advised that your auditor’s report does not comply with the new auditor reporting standard.  Please include an auditor’s report which meeting requirements as outlined in AS 3101 effective for audits of fiscal years ending after December 15, 2017.

The auditor has revised their auditor’s report.  See page F-2.

Exhibit 5.1

12.Please have counsel revise the opening paragraph of the opinion to reflect that you are a Wyoming corporation and not a Colorado Corporation or advise.

Counsel has revised the opinion letter to correct the state of incorporation.  See Exhibit 5.1.

13.Please have counsel revise the third paragraph of the opinion to reflect that you are registering an offering of 14,003,000 shares of common stock.  This paragraph currently references the issuance of 3,500,000 shares and 13,834,500 shares being offered by 14 shareholders.

Counsel has revised the opinion letter to reflect the correct number of shares being offered.  See Exhibit 5.1

Please contact Taurus Financial Partners, LLC at (305) 938-0535 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours, /s/ Kao Lee
Kao Lee President and Chief Executive Officer